SEWARD & KISSEL LLP
901 K Street, N.W.
Suite 800
Washington, D.C. 20001
Telephone:  (202) 661-7141
strench@sewkis.com

July 26, 2013

VIA EDGAR

Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morgan Creek Global Equity Long/Short Institutional Fund
File Nos. 333-169083 and 811-22461

Global Equity Long/Short Master Fund
File No. 811-22459

Dear Ms. Dubey:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Post-Effective Amendment No. 5 and Amendment No. 7 to the registration statement filed with the SEC on June 10, 2013 on Form N-2 pursuant to Section 8(c) of the Securities Act of 1933, as amended (the “Registration Statement”), for Morgan Creek Global Equity Long/Short Institutional Fund (the “Feeder Fund”) and Global Equity Long/Short Master Fund (the “Master Fund”, and together with the Feeder Fund, the “Funds”).  The Staff’s comments were provided following our responses to the Staff’s comments of July 18, 2013, which were submitted in correspondence dated July 24, 2013.

Provided below are the Staff’s comments, accompanied by our responses in bold, we received verbally from you on July 25, 2013.

Morgan Creek Global Equity Long/Short Institutional Fund

Prospectus

Comment 1:
Page 1 of the prospectus states: “The Master Fund normally invests 80% of its assets in Portfolio Funds that will primarily engage in long/short equity strategies.” The Portfolio Funds would need to be 100% in long/short equity strategies if the Master Fund invests 80% of its assets in such funds.  Confirm this.

Ms. Anu Dubey
July 26, 2013

Response:	Please see our response in our prior letter.

Comment 2:
On page 4 of the Prospectus in the Summary section, under “The Offering” subsection, and on Page 46 of the Prospectus, revise the disclosures to state that the initial subscription amount cannot be less than $25,000, in accordance with the SEC Staff’s position on minimum initial investments in funds of hedge funds.

Response:	The requested revisions have been made to the Prospectus.

Comment 3:	If applicable, add a line item to the fee table in the Prospectus for interest expenses on borrowed funds.

Response:	The Feeder Fund had no interest expenses on borrowings for the year ended March 31, 2013. See our response to Comment 14.

Comment 4:
Page 47 of the Prospectus includes disclosure on dividend reinvestment. Under Form N-2, if the Feeder Fund bears the expenses of dividend reinvestment, those expenses should be included in the fee table.

Response:	Contrary to what was indicated in our first response letter, the Feeder Fund does not bear the expenses of dividend reinvestment transactions.

Comment 5:
On Page 18 of the Prospectus, under the sub-heading “Asset Classes” you state that issuers of securities may be located in any country, in both developed and emerging markets. State whether there is any capitalization range for such investments.

Response:	The requested disclosure has been added to the Prospectus.

Comment 6:
In the Prospectus you state that the MSCI World Index is representative of the various regions in which the Feeder Fund can invest. Explain why this is the index referenced, as this index includes only developed markets. Otherwise, change the index referenced to include one which covers both developed and emerging markets.

Response:
We believe that the MSCI World Index is representative of the various regions in which the Feeder Fund can invest. Furthermore, it is a common index looked to by investors in funds like the Feeder Fund. Nevertheless, the Feeder Fund is considering comparing its performance to that of an additional index, including the MSCI ACWI Investable Market Index. The Advisor will discuss the possible addition of an index at the Funds’ next Board of Trustees meeting.

Ms. Anu Dubey
July 26, 2013

Comment 7:
On Page 20 of the Prospectus, under the subheading “Liquidity of Shares” the disclosure references Portfolio Funds that maintain side pockets. In relation to this disclosure, disclose in the investment strategies that portfolio assets of the Portfolio Funds may be held in side pockets. Disclose the upper limit of assets that may be held in side pockets.  We may have additional comments after reviewing your response.

Response:
Please see our prior response on this matter in the prior response letter.  The Advisor monitors the Master Fund’s indirect interest in side pockets held at the Portfolio Funds, which, to date, has been minimal. However, the Advisor has no ability to control whether the managers of the Portfolio Funds will create side pockets and the percentage of a Portfolio Fund’s assets that will be placed in side pockets.

Comment 8:	Disclose in your Response whether the Board has adopted procedures with respect to voting interests in Portfolio Funds, as described on Page 30 of the Prospectus.

Response:
The Funds’ Proxy Voting Policies and Procedures do not expressly address the investments of Portfolio Funds in interests that do not have voting rights.  Please note that it is common for private funds such as the Portfolio Funds to offer interests with no voting rights. Such non-voting interests allows funds, such as the Master Fund, to maintain their limited liability status. Such non-voting interests also allow private funds, such as the Portfolio Funds, to rely upon an exemption to the definition of investment company.

Comment 9:	State in the “Historical Performance of the Advisor” section on Page 46 of the Prospectus whether performance is shown net of all actual fees and expenses.

Response:
The Prospectus states that returns are presented net of account level fees and expenses.  This language was the language agreed upon between the Advisor and the SEC in the Feeder Fund’s initial filing. In the view of the Advisor, this language is more accurate than stating that the returns are net of all “actual” fees and expenses.

Comment 10:	Expand the disclosure on Page 26 under the subsection on “Borrowing and Lines of Credit” to include disclosure on the effects of leverage, as required in Item 8.3 of Form N-2.

Response:
We do not believe the expanded disclosure is appropriate to an ordinary borrowing arrangement. Item 8.3(b)(4) states that the intent of the required tabular disclosure is to assist investors in understanding the effects of leverage.  The Feeder Fund’s Annual Report states that the borrowing through the "credit agreement is not used as leverage, [but] rather to provide bridge financing and meet liquidity needs that may arise."  We believe that adding the table will cause investors to understand that the Fund is engaged in leverage, which is not the case.

Ms. Anu Dubey
July 26, 2013

Comment 11:
Page 43 of the Prospectus presents information on historical performance of the Advisor. Disclose which of the composites (global or emerging markets) presents substantially similar performance (not both). We may have additional comments after reviewing your response.

Response:	The Adviser does not maintain a single composite, capturing the performance of both the global and emerging markets accounts. Therefore, two composites are presented in the Prospectus.

Statement of Additional Information (“SAI”)

Comment 12:
The Advisor and the Feeder Fund may not ignore the concentration of the Portfolio Funds when determining whether the Fund complies with its own concentration policy. Add disclosure to the “Investment Policies and Practices” section on Page 3 of the SAI that the Feeder Fund will consider the concentration of Portfolio Funds when determining compliance with its own concentration policy.

Response:
Morgan Creek periodically reviews the holdings of the underlying Portfolio Funds on an aggregate basis for a number reasons, including ascertaining the level of investments in a single industry.  However, please see our response in the prior response letter which states that the Funds will not look through to the investments and trading activity of the Portfolio Funds, which may not be managed in accordance with the Funds’ investment restrictions or policies.

Comment 13:
In reference to the “Valuation” section on Page 36 of the SAI, explain in your Response any circumstances that would cause the net asset value (“NAV”) of the Feeder Fund to differ for financial reporting purposes and for purposes of processing shareholder transactions and calculating the management fee.  When differences arise, why is it not appropriate for the Feeder Fund to retroactively adjust the NAV?

Response:
The disclosure has been revised to indicate that in the event the circumstances described above occur and such circumstances significantly impact shareholders, restatements, adjustments or other steps may be taken by the Fund so that shareholders will not be adversely impacted by such events.

Global Equity Long/Short Master Fund

Comment 14:
In your Response please disclose if there are any leverage costs that should be included in the Fee Table under Item 3 of the registration statement.  If there are, please add such expenses to the Fee Table.

Ms. Anu Dubey
July 26, 2013

Response:	The Master Fund paid approximately $131,500 in borrowing costs. This cost has been reflected in a footnote to the fee table.

*                      *                      *                      *                      *

We hereby acknowledge that (i) the Funds are responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Funds may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at the number indicated above.

Sincerely,

/s/ Bibb L. Strench
Bibb L. Strench

cc:	Mark B. Vannoy